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Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in the Registration Statement No. 333-155538 on Form S-8 of our reports dated March 7, 2011 relating to the consolidated financial statements of Brookfield Properties Corporation for the year ended December 31, 2010 and the effectiveness of Brookfield Properties Corporation’s internal control over financial reporting as of December 31, 2010 appearing in this Form 6-K.

Independent Registered Chartered Accountants
Licensed Public Accountants
March 7, 2011

Membre de/Member of Deloitte Touch Tohmatsu